UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Black Gardenia Corp.
(Name of Issuer)

Common
(Title of Class of Securities)

N/A
(CUSIP Number)

Penny Green
Bacchus Law Group
1511 West 40th Avenue
Vancouver BC V6M 1V7
604-732-4804
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Capital Alliance Group Inc.; IRS No.: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
British Columbia

	7.	Sole Voting Power
15,000,000 shares of common stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power
15,000,000 shares of common stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
75%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.0001 per share (the “Shares”), of Black Gardenia Corp., a Nevada Corporation (“Black Gardenia”). The principal executive offices of Black Gardenia are located at Level 30, Bank of China Tower, 1 Garden Road, Central Hong Kong.

Item 2.	Identity and Background

This Statement is being filed by Capital Alliance Group Inc., a British Columbia corporation (“Capital Alliance”). The address of the principal executive office of Capital Alliance is: Suite 1200 – 777 West Broadway, Vancouver, BC, Canada V5Z 4J7. The principal business activities of Capital Alliance are seeking diversified investments and providing management assistance to companies. Capital Alliance also has two active wholly-owned subsidiaries, CIBT School of Business & Technology Corp. and Irix Design Group Inc.

During the past five years, Capital Alliance has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been subject to a judgment decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Capital Alliance used money from its working capital to purchase the 15,000,000 common shares of Black Gardenia, at $0.01 per share, for a total purchase price of $150,000.00.

Item 4.	Purpose of Transaction

Capital Alliance’s acquisition of Black Gardenia’s shares have been made with the intention to vend-in a new business into Black Gardenia with an accompanying name change and plans to obtain a new trading symbol. Capital Alliance plans to use Black Gardenia to independently fund the development of its website Help-ads.com and for the potential acquisitions of other internet job search companies in China. Capital Alliance is currently in negotiations for the acquisition of an internet job search company. These negotiations have not yet produced a definitive agreement.

Other than that described above, Capital Alliance has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

Capital Alliance legally and beneficially owns 15,000,000 shares of Black Gardenia’s common stock. The 15,000,000 shares represent 75% of Black Gardenia’s common stock based on 20,000,000 common stock issued and outstanding as of October 13, 2006.

(b)

Capital Alliance has the sole power to vote or direct the vote of all 15,000,000 shares of Black Gardenia’s common stock which it owns, and has the sole power to dispose of or to direct the disposition of the Shares.

(c)	Capital Alliance has not been involved in any other transactions with Black Gardenia’s Common stock during the past 60 days other than the transactions described in this Schedule 13D.

(d)	Other than Capital Alliance, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares referred to in this Item 5.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006

Capital Alliance Group Inc.

Signature: /s/ Toby Chu
                   Toby Chu
                   President & Chief Executive Officer